UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of CCSC Technology International Holdings Limited’s 2024 Annual General Meeting of Shareholders

The 2024 annual general meeting of shareholders (the “Meeting”) of CCSC Technology International Holdings Limited (the “Company”) was held at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, on September 10, 2024 at 6:00 a.m. EDT, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2024.

At the close of business on August 9, 2024, the record date for the determination of holders of the ordinary shares of the Company (the “Ordinary Shares”) entitled to vote at the Meeting, there were a total of 11,581,250 issued and outstanding Ordinary Shares. At the Meeting, the holders of 9,536,589 Ordinary Shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the reelection of the Company’s existing directors and independent directors (the “Proposal One”);

2.	An ordinary resolution to increase the Company’s authorized share capital (the “Proposal Two”);

3.	A special resolution to implement a dual class structure (the “Proposal Three”);

4.	A special resolution to amend and restate the Company’s existing memorandum and articles of association (the “Proposal Four”); and

5.	An ordinary resolution to approve the Company’s 2024 performance incentive plan (the “Proposal Five”).

The results of the vote at the Meeting for the resolutions were as follows:

	For	Against	Abstain
Proposal One	9,533,051	2,172	1,366
Proposal Two	9,469,633	66,257	699
Proposal Three	9,468,980	66,897	712
Proposal Four	9,471,209	64,612	768
Proposal Five	9,471,566	63,499	1,524

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2024

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer

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